Exhibit 99.1

China Rapid Finance Achieves Key Milestones for Continued Listing

--Files 2018 Annual Report on Form 20-F--

--Plans ADS Ratio Change to 10 Shares per ADS—

Shanghai, November 14, 2019 /PRNewswire/ -- China Rapid Finance Limited (NYSE: XRF) (the “Company”) today announced two developments that mark significant progress in regaining compliance with the New York Stock Exchange’s Continued Listing requirements.

The Company completed its 2018 financial statement audit and filed its 2018 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”).

In addition, the Company instructed its Depositary Bank to implement a ratio change for its American Depositary Shares (“ADSs”). The new ratio will be 10 Class A ordinary shares per one ADS. The Company expects the effective date for the ratio change will be on or around December 2, 2019; however, the exact date could change depending on the timing of SEC approval.

Finally, the Company announced that Dr. Po Wang will now focus on new business development in order to accelerate the Company’s growth and planned return to profitability. As a result, Dr. Wang’s title was changed from Co-CEO to Executive Vice-President, New Ventures. Dr. Wang will remain on the Board as an executive director. A key element of the Company’s recovery plan is to partner with multiple financial services enterprises that can leverage the Company’s “decision-making” technology to better serve their large customer bases.

Supporting this announcement is a “Frequently Asked Questions” document that is available in the Investor Relations section of the China Rapid Finance website.

About China Rapid Finance

China Rapid Finance (NYSE: XRF) is a leading fintech company that offers award-winning decisioning technology and marketing services that addresses China's growing consumer credit market. The Company utilizes its proprietary technology and 18 years of experience to provide its services. The Company is establishing partnerships and is currently developing strategic alternatives and new businesses in financial technology, marketing services and portfolio management. For more information, please visit http://ir.crfchina.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to regain compliance with NYSE continued listing standards, unexpected difficulties in the Company’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, the Company’s products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where the Company provides products and services. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company undertakes no duty to update such information except as required under applicable law.